

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Farshid Raafat
Chief Executive Officer, President, and Director
American Boarding Company
358 Frankfort Street
Daly City, California 94014

> **Re:** **American Boarding Company**
> **Registration Statement on Form S-1**
> **Filed April 19, 2012**
> **File No. 333-180838**

Dear Mr. Raafat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page or in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- • State your election under Section 107(b) of the JOBS Act:

  - o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  - o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   We note that your business is primarily to acquire and hold investment real estate; thus, please file your next amendment on Form S-11. See General Instruction A to Form S-11.

3.   Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Prospectus Front Cover Page

4.   We note that the proceeds from the sale of the shares in the offering will be held in escrow. Please clarify if subscriptions are irrevocable.

General Information about the Company, page 4

5.   Please revise this section to discuss whether the company has had any revenues or clients.

6.   We note your disclosure on page 21 where you state that your immediate plan is to purchase an initial property with 4-5 bedrooms. We refer you to the third paragraph under this section where you state that your mission is to be "the leading provider of quality housing communities…" Statements regarding your expectations of market

acceptance and future success are premature because of the early stage of development of your company. Please delete the statement and review your entire prospectus and revise accordingly.

7.   We note your disclosure on page 4 that your operations to date include "completed due diligence on renovation and building improvements." In the business section, please describe these completed operations in more detail.

8.   We note your disclosure on page 5 where you state that Mr. Noorkayhani provides the office on a rent free basis. Please tell us how long Mr. Noorkayhani plans to provide the office on a rent free basis and if there is any contractual arrangement to that effect.

The Offering, page 5

9.   We note your disclosure on page 6 where you state that "written notice will be mailed to each investor that the minimum offering amount has been received…" Please revise your disclosure here and elsewhere, as applicable, to indicate the timing of such written notice.

10.   Please revise your disclosure to provide a summary of the procedure that will ensue if the minimum offering is not received.

Risk Factors, page 6

11.   If applicable, please include a risk factor that your officer and director do not have any experience in acquiring, developing or managing student housing communities. Please see their business experience on page 46.

"We do not yet have any substantial assets and are totally dependent…," page 10

12.   Please revise this risk factor to provide information about your net losses since inception.

Use of Proceeds, page 14

13.   We note that you have budgeted to spend $102,600 on a two or three bedroom property or $204,100 on a four or five bedroom property. Please tell us how these price points compare to current real estate market data in the San Francisco area, with a view towards explaining whether it is reasonable to purchase the type of property described in this price range.

Dilution of the Price You Pay for Your Shares, page 15

14.   Please tell us why you have calculated net book value as $(5,768) at March 31, 2012. It appears that tangible book value was $2,732 as of that date. Refer to Item 506 of Regulation S-K. Please revise your disclosure and the table on page 16 as necessary.

Description of Our Business, page 20

15.   Please expand your discussion of your business and remove all promotional language. The current disclosure and heavy reliance on bullet points is brief and does not provide investors with a strong sense of your products and services. Please limit your discussion of future services and products to those that you will offer in the immediate future.

Business Overview, page 21

16.   We note your disclosure on page 14 that if you raise 50% of the maximum offering you would purchase a property with 2 – 3 bedrooms and if you are successful in raising the maximum offering of $300,000 you will purchase a property with 4 – 5 bedroom. We note your disclosure here that you plan to purchase your initial property in close proximity to one of the many universities and colleges in the San Francisco area. Please tell us whether you plan to finance the purchase of any of these properties.

17.   Please provide us with support for your statement, "even though the housing market has sustained an average of 30% decline in market value, the student housing rental income has shown a steady increase of 4.5%." Clearly mark the specific language in the supporting materials that supports the statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

Background and Management, page 22

18.   We note your disclosure on page 22 that your management team has well over 100 years of combined experience in real estate. Please do not aggregate the years of your management's experience.

19.   Please discuss whether the members of your management team are employees of the company and, if so, whether they are full time employees.

20.   For those employees that are deemed to be significant employees, please include the disclosure required by Item 401(c) of Regulation S-K.

21.   Please ensure that your disclosure in this section is consistent with your disclosure in the "Background Information about Our Officer and Director" section on page 46. For example, on page 23, you refer to your CFO's experience in developing and managing properties; however, his business experience on page 46 does not reflect such real estate experience. Please revise accordingly.

22.   We note your disclosure on page 15 where you state that the category of salaries/contractors is allocated for the purpose of paying potential part-time employees or contracted employees. Please tell us whether any member of the management team will be compensated from such proceeds.

23.   We note your disclosure on page 5 where you state that the officers and directors will each devote approximately 10 hours a week to the company. Please revise your disclosure here to clarify the amount of time the remaining members of the management team will each devote to the company.

Environmental Laws, page 26

24.   Please revise your disclosure to provide the environmental laws that could apply to the ownership of real estate property or advise.

Management's Discussion and Analysis or Plan of Operation, page 41

Plan of Operation, page 42

25.   Please explain what is meant by "target market clients in the small business and reprographic companies segment."

Security Ownership of Certain Beneficial Owners and Management, page 48

26.   For the entities listed as selling stockholders, please revise to disclose the natural person(s) that would be deemed to be the beneficial owners of those shares. Please refer to the Questions 140.01 and 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

27.   Please advise us whether Paramount Capital is a broker-dealer or an affiliate of a broker-dealer.

Farshid Raafat
American Boarding Company
May 16, 2012
Page 6

<u>Certain Relationships and Related Transactions, page 49</u>

28.   Please state the name(s) of your promoter(s) and disclose anything of value received or to be received by each promoter from the registrant. See Item 404(c)(i) of Regulation S-K.

<u>Exhibit 5 – Legal Opinion</u>

29.   Please clarify which laws the opinion is opining upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief